

February 16, 2018

Via E-mail
Sean M. O'Connor
Chief Executive Officer
INTL FCStone Inc.
708 Third Avenue, Suite 1500
New York, NY 10017

> **Re: INTL FCStone Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed December 14, 2017**
> **File No. 1-36045**

Dear Mr. O'Connor:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In the Electronics Payments section of your website, you include Sudan in the list of markets you cover. Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. export controls. You do not include disclosure about contacts with Sudan in the Form 10-K. Please describe to us the nature and extent of any contacts with Sudan, including any products and services provided into that country, whether through subsidiaries, customers or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Era Anagnosti
       Legal Branch Chief
       Division of Corporation Finance